SAUL CENTERS, INC.
7501 Wisconsin Avenue, Suite 1500E, Bethesda, Maryland 20814
(301) 986-6200

June 29, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Stacie Gorman

Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-239358)

Ladies and Gentlemen:
Saul Centers, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-239358) be accelerated so that the Registration Statement will become effective on Tuesday, July 1, 2020, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Jeffery B. Grill of Pillsbury Winthrop Shaw Pittman LLP at (301) 442-4281.

Sincerely,

SAUL CENTERS, INC.

By:	/s/ Scott V. Schneider
Scott V. Schneider
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jeffery B. Grill, Pillsbury Winthrop Shaw Pittman LLP
Ryan S. Brewer, Pillsbury Winthrop Shaw Pittman LLP

www.SaulCenters.com